U.S. Securities and Exchange Commission
July 22, 2015

July 22, 2015

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Raptor Pharmaceutical Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
File No. 000-25571

Raptor Pharmaceutical Corp. (“Raptor” or the “Company”) is transmitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated July 9, 2015 (“Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the quarterly period ended March 31, 2015. For your convenience, the Staff’s comments are reproduced below, followed by the Company’s responses thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2014

Management’s Discussion and Analysis

Revenue Recognition and Accounts Receivable, page 54

1.	We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:

•	Nature and amount of each reduction to gross sales for each period presented, and
•	Include a roll forward for each estimate for each period presented showing the following:

o	Beginning balance,
o	Current provision related to sales made in current period,
o	Current provision related to sales made in prior periods,
o	Actual returns or credits in current period related to sales made in current period,
o	Actual returns or credits in current period related to sales made in prior periods, and
o	Ending balance.

U.S. Securities and Exchange Commission
July 22, 2015

The Company respectfully acknowledges the Staff’s comment and provides below the Company’s example disclosure with respect to the fiscal year ended December 31, 2014. The Company proposes to include similar disclosure regarding product returns, customer rebates and other discounts and allowances in its future periodic reports.

The Company accrued approximately $2.89 million for estimated rebate payments at December 31, 2014. The Company evaluates its historical rebate payments by product as a percentage of historical sales in order to estimate its accrued rebates in proportion to revenue. Management has determined that a one-year look back represents a reasonable approach for assessing its rebate liabilities, and as of December 31, 2014 believes that it has adequately reserved for known and potentially unknown incurred rebates.

The Company accrued approximately $0.2 million for the estimated cost of prompt-payment discounts at December 31, 2014. These amounts are estimated based upon payment terms with each of the Company’s customers.

The Company considered the need for a reserve for possible product returns sold during the years ended December 31, 2014 and 2013 and determined an allowance of $0.3 million at December 31, 2014 was necessary for possible product returns from its distributor. These amounts are estimated based upon the timing and history of similar product sales in the pharmaceutical industry. As of December 31, 2014, no products had been returned.

A summary of the accrued rebates and reserve for cash discounts for the years ended December 31, 2014 and 2013 are provided below.

	Beginning Balance	Provision for Current Period Sales	Provision for Prior Period Sales	Actual Returns/ Credits Related to Current Period Sales	Actual Returns/ Credits Related to Prior Period Sales	Outstanding Balance at Year End
December 31, 2014
Accrued rebates	$2,029,233	$5,949,918	$(1,134,730)	$(3,387,664)	$(521,290)	$2,935,467
Reserve for cash discounts	125,969	1,725,197	-	(1,511,083)	(125,446)	214,637
Product returns	295,836	-	-	-	-	295,836

December 31, 2013
Accrued rebates	$-	$2,118,368	$-	$(89,135)	$-	$2,029,233
Reserve for cash discounts	-	538,861	-	(412,892)	-	125,969
Product returns	-	295,836	-	-	-	295,836

Contractual Obligations, page 63

2.	Provide us proposed disclosure to be included in future periodic reports that includes contractual interest payments. In addition, consider disclosing an estimate of the percentage of product revenue required to be paid in the table with an explanation of your assumptions regarding estimated amounts in a related footnote.

U.S. Securities and Exchange Commission
July 22, 2015

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its disclosure to be included in future periodic reports to include the contractual interest payments on long-term debt in the table of contractual obligations. Below is the Company’s example disclosure with respect to the fiscal year ended December 31, 2014.

Contractual Obligations at December 31, 2014

(In thousands)	< 1 year	1 - 3 Years	3 - 5 Years	> 5 Years	Total
Debt principal	$9,000	$24,000	$24,000	$3,000	$60,000
Interest on debt (1)	4,620	6,480	2,640	60	13,800
Convertible notes	-	-	60,000	-	60,000
Interest on convertible notes	4,800	9,600	8,000	-	22,400
Operating lease obligations	1,553	3,768	3,800	3,329	12,450
Purchase commitments and research and development/clinical	6,979	831	108	300	8,218
Total	$26,952	$44,679	$98,548	$6,689	$176,868

(1)    In addition to fixed interest, our HC Royalty loan also contains a synthetic royalty component based on net product revenues, including PROCYSBI, in a calendar year, and such royalty is payable quarterly. The variable royalty rate is 8.0% on the first $50 million of revenue and 2.0% on revenue in excess of $50 million.

The Company respectfully advises the Staff that the Company has previously provided guidance to investors of annual global net product sales for PROCYSBI of between $80 and $90 million for the year ending December 31, 2015. The Company has also disclosed in its periodic reports the variable royalty rate of 8.0% on the first $50 million and 2.0% on revenue in excess of $50 million. Applying these percentages to the net sales guidance results in royalty payments in the range of $4.6 million to $4.8 million. The Company further respectfully advises the Staff that the Company is not able to reasonably estimate the range of revenues, and therefore the amount of royalty payments, beyond one year.

Notes to Consolidated Financial Statements

Other Income, page F-14

3.	You recorded other income of $2.3 million related to disgorgement of alleged short-swing profits under Section 16(b) of the Securities Exchange Act of 1934 from a stockholder. Tell us why recognizing income for this amount is appropriate and why it should not have been recognized in shareholders’ equity as a capital transaction. Also, tell us how you have classified this amount on the statement of cash flows and your basis for that classification.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the transactions that resulted in the $2.3 million payment for disgorgement of alleged short-swing profits were not capital transactions for the Company. The transactions that resulted in the disgorgement payment were conducted by a beneficial owner of more than ten percent of the Company’s common stock that was a Section 16 statutory insider on the basis of such ownership and not on the basis of any director or executive officer relationship with the Company.  Furthermore, the Company was not a party to any of the transactions.  As such, the Company’s capital was not affected by such transactions. Because the underlying transactions were not capital transactions and resulted in unusual income to the Company, the Company determined the transaction was similar in nature to that of a legal settlement and accounted for the proceeds in accordance with ASC 610 and ASC 450. The payment was recognized as Other Income for the relevant period and the cash inflow associated with this income was included in the Net Income line in the Company’s Statement of Cash Flows.

U.S. Securities and Exchange Commission
July 22, 2015

Form 10-Q for the quarterly period ended March 31, 2015

Statement of Cash Flows, page 5

4.	Accounts receivable increased $3.4 million in the three months ended March 31, 2015. Days’ sales in accounts receivable based on the most recent quarter’s sales increased to 48 days at March 31, 2015 compared to 39 days at December 31, 2014. Provide us proposed disclosure to be included in future periodic reports that explains why days’ sales in accounts receivable increased.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, based on the pattern of customer payments typically experienced by the Company, it is not unusual to see a fluctuation in the pattern of days’ sales in accounts receivable. Please find below the Company’s example disclosure with respect to the quarterly period ended March 31, 2015. The Company proposes to include similar disclosure regarding fluctuations in days’ sales in accounts receivables in future periodic reports to the extent such fluctuations are material.

Days’ sales in accounts receivable increased to 48 days at March 31, 2015 from 39 days at December 31, 2014 (based on prior quarter’s revenue) due to an increase in payment terms to the Company’s primary distributor. It is not unusual to see a fluctuation in the Company’s pattern of days’ sales in accounts receivable. Customers may expedite or delay payments from period-to-period for a variety of reasons. Historically, the Company has not experienced any bad debt write-offs.

The Company also respectfully advises the Staff that, to the extent new or additional underlying reasons for changes in accounts receivable are material and determinable, the Company will provide disclosure similar in scope to the above in future periodic reports that elaborates on such reasons and the expected effects on the Company’s future financial position and results of operations.

Research and Development Expenses, page 23

5.	Describe in more detail the nature of expenses included in the line item captioned “Process and manufacturing development” of $4.6 million. Tell us why these expenses are classified as research and development with reference to the supporting authoritative literature.

U.S. Securities and Exchange Commission
July 22, 2015

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the “Process and manufacturing development expenses” of $4.6 million incurred in the quarterly period ended March 31, 2015 were costs of acquiring and handling active pharmaceutical ingredients to be used for manufacturing process development activities and studies related to enhancing, improving and scaling existing manufacturing processes and securing secondary sites for drug product manufacturing for Raptor’s PROCYSBI product and investigational form RP103. These expenses were classified as research and development expenses in accordance with GAAP guidance ASC 730-10-25-2 which notes that “the costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred”.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (415) 408-6231 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Michael P. Smith
Michael P. Smith
Chief Financial Officer
Raptor Pharmaceutical Corp.